Exhibit 99.5

Cole Corporate Income Trust, Inc.

c/o American Realty Capital Properties, Inc.

405 Park Avenue, 15th Floor

New York, NY 10022

December 18, 2014

Mr. David M. Blackman

President and Chief Operating Officer

Select Income REIT

Two Newton Place

255 Washington Street, Suite 300

Newton, MA 20458

RE:                           Request for Consent under Sections 6.1(a)(x) and 6.1(a)(xiv)(A) of the Agreement and Plan of Merger dated as of August 30, 2014 (the “Merger Agreement”), by and among Select Income REIT (“Parent”), SC Merger Sub, LLC (“Merger Sub”) and Cole Corporate Income Trust, Inc. (the “Company”)

Dear Mr. Blackman:

I am writing to confirm to you the resignation of Mr. Nicholas S. Schorsch from the position of Chairman, Director, President and Chief Executive Officer of the Company.  You were informed of this occurrence orally on December 15, 2014.  This letter follows such oral notice.  Mr. Schorsch gave notice of his resignation from the management of American Realty Capital Properties, Inc. (“ARCP”), the parent of Cole Capital®, which is the sponsor of the Company.  Mr. Schorsch’s notice included his resignation from all positions held with the Company and the Company Subsidiaries.  A copy of the Form 8-K announcing his resignation was provided to counsel for Parent on December 15, 2014.  Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement.

The Company Board has determined that it is in the best interest of the Company and the Company Subsidiaries to elect Mr. Mark G. Selman as President and Chief Executive Officer of the Company and to appoint Mr. Selman as a Director to fill the vacancy on the Company Board.  Mr. Selman currently serves as Senior Vice President of Asset Management of ARCP.  In this role, Mr. Selman is responsible for portfolio strategies, asset management, property re-positioning and yield maintenance for a $30 billion national real estate portfolio of more than 4,000 properties.  Key accomplishments for the portfolios include overseeing lease extensions and lease restructures for more than 3 million square feet of space, and the successful exit for the marketing and sale of a $3.5 billion diversified REIT and a $1.9 billion portfolio of multi-tenant retail properties.  Mr. Selman has more than 25 years of experience in real estate and capital markets.  Prior to joining the firm, he was Vice President with McMillin Commercial where his responsibilities included raising equity, acquisitions and asset management.  He also held the position of Senior Vice President of Portfolio Management at Realty Income Corporation, a publicly traded REIT, where he was responsible for managing its portfolio.  Previous to joining Realty Income,

David M. Blackman

December 18, 2014

Mr. Selman was a Senior Manager with KPMG Peat Marwick’s Real Estate Consulting Group.

The independent Directors of the Company Board believe that Mr. Selman’s extensive experience with the Company will provide the leadership necessary to guide the Company during the Interim Period and through and until the Effective Time.  Accordingly, the Company respectfully requests the consent of Parent to the appointment of Mr. Selman as a Director, President and Chief Executive Officer of the Company pursuant to Section 6.1(a)(xiv)(A) of the Merger Agreement.  Additionally, pursuant to Section 6.1(a)(x) of the Merger Agreement, the Company requests the consent of Parent to the entry by the Company into an indemnification agreement with Mr. Selman, the form of which previously was provided to Parent’s counsel (the “Indemnification Agreement”).

In connection with the Company’s request for consent:

a)                                     the Company represents and warrants to Parent and Merger Sub, as if such representation and warranty had been included in Section 4.6 of the Merger Agreement as of the date of such agreement and with all rights and remedies attendant thereto, that:

i.                                          the resignation of Mr. Schorsch was not related to, directly or indirectly, any disagreement with the Company, or any matter relating to the Company’s operations, policies or practices, the Company’s accounting methods, practices or policies, or the Company’s financial statements or other disclosure included in any form, report, schedule, statement, registration statement, prospectus or other document (including exhibits and other information incorporated therein) filed by the Company with the SEC;

ii.                                       the Company has not received or obtained Knowledge of any substantive complaint or allegation that the Company or any Company Subsidiary has engaged in improper accounting practices.  The Company does not have any Knowledge of any intentional wrongdoing or fraud with respect to the Company by any person who has or has had a significant role in the Company’s internal control over financial reporting or the preparation of the Company’s financial statements; and

David M. Blackman

December 18, 2014

iii.                                    to the Company’s Knowledge, there are no other matters which currently require, or with the passage of time will require, Parent’s consent under the Merger Agreement.

b.              The Company hereby certifies to Parent and Merger Sub that, if the Closing Date was the date of this letter, the conditions to Closing set forth in Section 8.2(a), Section 8.2(b) (solely with respect to performance of obligations required to be performed or complied with at or prior to the date of this letter) and Section 8.2(c) of the Merger Agreement would be satisfied.  Parent hereby certifies to the Company that, if the Closing Date was the date hereof, the conditions to Closing set forth in Section 8.3(a), Section 8.3(b) (solely with respect to performance of obligations required to be performed or complied with at or prior to the date of this letter) and Section 8.3(c) of the Merger Agreement would be satisfied.

Please indicate the consent of Parent to the appointment of Mr. Selman as a Director of the Company, President and Chief Executive Officer of the Company and the entry by the Company into the Indemnification Agreement by countersigning and returning this letter to me via PDF attachment to my email address at JLevit@arcpreit.com  at your earliest convenience.

Sincerely,

/s/ Joshua E. Levit
Joshua E. Levit
Secretary

cc:	Margaret R. Cohen – Skadden, Arps (Margaret.Cohen@skadden.com)
Lauren B. Prevost, Esq. – Morris, Manning & Martin, LLP (lprevost@mmmlaw.com)

David M. Blackman

December 18, 2014

The undersigned hereby consents to the matters as described above.

SELECT INCOME REIT

By:	/s/ David M. Blackman
	Name:	David M. Blackman
	Title:	President and Chief Operating Officer
	Date:	December 18, 2014